November 2, 2021 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn:	William Schroeder

Ben Phippen

Jessica Livingston

Nolan McWilliams

Re:	VPC Impact Acquisition Holdings III, Inc.

Registration Statement on Form S-4

Filed October 6, 2021

File No. 333-260083

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings III, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on October 6, 2021 (the “Registration Statement”), contained in the Staff’s letter dated October 26, 2021 (the “Comment Letter”).

The Company has publicly filed via EDGAR its amended registration statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Form S-4 filed October 6, 2021

Material United States Federal Income Tax Considerations

U.S. Federal Income Tax Consequences of the Mergers to Holders of VPCC Class A

Common Stock, page 164

United States Securities and Exchange Commission November 2, 2021

1.

Please explain the statement that holders of VPCC Class A common stock will incur “no U.S. federal income tax consequences as a result of the merger” and reconcile this disclosure with Section 2.12 of the Agreement and Plan of Merger that the merger is intended to qualify as a “reorganization” under section 368(a) of the Internal Revenue Code. If the merger is taxable to VPCC Class A holders, please disclose this fact. Alternatively, if the reorganization is intended to be tax-free, file a tax opinion and revise this section and the Q&A accordingly.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that holders of the Company’s Class A Common Stock will incur no U.S. federal income tax consequences as a result of the mergers because the mergers are structured in a manner that does not result in such holders exchanging or otherwise disposing of their Class A Common Stock of the Company. The intended treatment of the mergers as an integrated transaction that qualifies as a “reorganization,” as described in Section 2.12 of the Agreement and Plan of Merger, is only relevant to holders of Dave equity interests who will exchange such equity interests for equity interests in the Combined Company pursuant to the mergers, and is not relevant to holders of the Company’s Class A Common Stock. Consequently, the Company respectfully submits that no tax opinion would be required because the mergers do not give rise to material U.S. federal income tax consequences to holders of the Company’s Class A Common Stock.

Information about Dave

Company overview, page 203

2.

Please refer to your response to comment 14. In the penultimate paragraph on page 203, please briefly describe the methodology of the market research and clarify whether it was conducted by Dave or a third party.

Response: In response to the Staff’s comment, the Company has revised the last sentence in the penultimate paragraph on page 203 of the Registration Statement.

Overdraft Protection: “ExtraCash”, page 206

3.

We note your response to comment 17. For each period presented, please revise to disclose the percentage of customers that paid in full on or before their agreed upon repayment date. Please also revise your disclosure to explain the collection process when a customer does not have the funds in their linked account to cover the automated withdrawal on the agreed upon repayment date.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 206 and 207 to explain the collection process when a customer does not have the funds in their linked account to cover the automated withdrawal on the agreed upon repayment date. In addition, the Company respectfully advises the Staff that Dave does not manage repayment performance based on the percentage of Members who pay advances on or before the agreed upon repayment date (and conversely, default rates as discussed in the response to comment 4 below), and therefore has not provided this information. Dave does manage repayment performance in the 30 days following the estimated repayment date and has added disclosure with respect to the repayment rate during this 30-day period.

United States Securities and Exchange Commission November 2, 2021

Operating expenses, page 223

4.

Please enhance your discussion of the provision for unrecoverable advances here, and on page 226, to describe how the default rate is calculated and to quantify the default rate for each period presented. In addition, please enhance your disclosure on page 223 to describe the advance underwriting modifications that were made in response to the onset of the COVID-19 pandemic in early 2020.

Response: The Company respectfully acknowledges the Staff’s request to enhance the discussion of the provision for unrecoverable advances and the default rate specific to the provision for unrecoverable advances. In considering such discussion, Dave determined that its previous reference to a default rate should be replaced with a discussion of the accounting impact of write-offs as they relate to the provision for unrecoverable advances because Dave believes that a discussion of write-offs provides a clearer explanation for the change in the provision for unrecoverable advances period over period. Rather than a traditional default rate metric, Dave manages its business based on its provisions for unrecoverable advances, as informed by and incorporating write-offs as part of that measure. A discussion of write-offs is also consistent with how Dave manages its business, which do not include any analysis of default rates for purposes of evaluating financial performance. Therefore, Dave has modified the disclosure to discuss the impact of write-offs on the provision for unrecoverable advances.

Dave believes that the discussion of the accounting impact of write-offs, combined with the new disclosures in response to comment 9 with respect to gross accounts receivable amounts and total allowance for unrecoverable advances, provide the reader of Dave’s financial statements with information necessary to gain an understanding of Dave’s provision for unrecoverable advances and the corresponding changes period over period. Additionally, Dave discusses how the provision itself is calculated and its relationship to write-offs in the following disclosure on page 221 of the Amended Registration Statement: “Increases are created by recording a provision for unrecoverable advances in the consolidated statement of operations. Dave considers advances more than 120 days past due or which become uncollectible based on information available to us as impaired. All impaired advances are deemed uncollectible and subsequently written-off.”

The Company further acknowledges the Staff’s comment to describe the advance underwriting modifications that were made in response to the onset of the COVID-19 pandemic in early 2020 and respectfully advises the Staff that the disclosures on pages 223 and 224 have been revised to disclose the primary changes to its underwriting in response to the onset of the COVID-19 pandemic.

5.

We note your disclosure that the increase in chargeback related expenses of approximately $4.0 million was primarily due to non-recurring fraudulent activity in relation to Dave’s Checking Product. Please enhance your disclosure to describe, in detail, the nature of this fraudulent activity, how it was discovered, and how it was resolved.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 51 to describe the fraudulent activity, how it was discovered and how it was resolved and has added a cross-reference to this risk factor in the discussion on page 225 regarding the chargeback related expenses of approximately $4.0 million for the six months ended June 30, 2021.

United States Securities and Exchange Commission November 2, 2021

Operating revenues, page 223

6.

We note your response to comment 22. We continue to believe that separate disclosure and discussion of subscription revenue charged to Members, optional tips, and optional express processing fees is beneficial to understanding the performance and trends of your business. Please revise your MD&A disclosure on pages 223 and 225 to separately quantify the revenue associated with each of these revenue streams (i.e., subscriptions revenue, optional tips and optional express processing fees) for each period presented and to provide an enhanced discussion of any material changes in each of these revenue streams as well as any related trends that are likely to impact future results of operations.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 223 and 226 to separately quantify subscription revenue charged to Members, tips, and express processing fees for the six months ended June 30, 2021 and 2020 and the year ended December 31, 2020 and 2019 and to provide discussion of any material changes in each of these revenue streams. The disclosure has been revised to indicate that Dave did not observe any trends in these revenue streams that are likely to impact future results of operations other than the tendency of expedite fees and tips to increase as advance volume increases, although the increase may not always be ratable as expedite fees and tips vary depending on the total amount of the advance.

7.

We note your response to comment 23. We continue to believe that the requested disclosures are key factors in understanding the drivers of service based revenue, and in particular the optional express processing fee and optional tip related revenue streams, and would therefore provide beneficial information in understanding period to period fluctuations and any associated trends that could impact future performance. Therefore, to the extent there are material changes or trends in the amount of revenue associated with optional transfer fees and tips, please revise your discussion to provide the following information:

•	The percentage of customers receiving an advance that chose to pay a fee to expedite the advance;

•	The weighted average fee paid to expedite these advances;

•	The percentage of customers that chose to leave a tip; and

•	The weighted average amount of the tip.

Response: In response to the Staff’s comment, the Company has revised disclosures on pages 223 and 227 to provide the percentage of Members who chose to pay a fee to expedite the advance, the percentage of Members who chose to leave a tip and the average amount of the expedite fees and tips. The Company respectfully advises the Staff that Dave has provided average amounts instead of weighted average amounts because Dave does not manage its business based on weighted average tips/processing fees. Dave provides a range of advance amounts to serve the needs of its Members and looks at the average return over the entire portfolio, but not on a weighted average basis.

United States Securities and Exchange Commission November 2, 2021

Further, the Company respectfully advises the Staff that Dave did not observe any period over period trends related to expedite fees or tips that could impact future performance other than the tendency of expedite fees and tips to increase as advance volume increases, although the increase may not always be ratable as expedite fees and tips vary depending on the total amount of the advance. The disclosure has been revised accordingly.

Index to Consolidated Financial Statements, page F-1

8.	Please revise to include the unaudited condensed consolidated financial statements of VPCC as of June 30, 2021 that are referenced in your Index to Consolidated Financial Statements.

Response: In response to the Staff’s comment, the Company has included the unaudited condensed consolidated financial statements of VPCC as of June 30, 2021, starting on page F-17 of the Registration Statement.

Note 3. Member Cash Advances, Net, page F-33

9.

In order to provide a more accurate representation of the aging of Member cash advances, please revise your detail of days from origination on pages F-33 and F-65 to present each line item at gross amounts followed by a subtotal for total gross Member cash advances, less total allowance for unrecoverable advances to arrive at total Member cash advances, net.

Response: The Company respectfully advises the Staff that the disclosures on pages F-55 and F-87 have been revised in accordance with the Staff’s comment.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Scott R. Zemnick, VPC Impact Acquisition Holdings III, Inc.

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